Joint Stock Company Kaspi.kz

154A Nauryzbai Batyr Street

Almaty, 050013

Kazakhstan

January 16, 2024

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova Jan Woo Ryan Rohn Stephen Krikorian

Re:	Joint Stock Company Kaspi.kz
Registration Statement on Form F-1
File No. 333-276293

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Joint Stock Company Kaspi.kz (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M., Eastern Time, on January 18, 2024, as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Nicholas P. Pellicani at +44 20 7786 9140.

[Signature page follows]

Very truly yours,

Joint Stock Company Kaspi.kz

By:	/s/ Mikheil Lomtadze
Name: Mikheil Lomtadze
Title: Chief Executive Officer

cc:	(via email)

Nicholas P. Pellicani, Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]